UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Behringer Harvard Opportunity REIT II, Inc.

(Name of Subject Company)

Behringer Harvard Opportunity REIT II, Inc.

(Name of Person Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

07724T 106

(CUSIP Number of Class of Securities)

Thomas P. Kennedy
President

or

Terri Warren Reynolds

Senior Vice President — Legal, General Counsel, and Secretary
Behringer Harvard Opportunity REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1,

Lakewood, New Jersey 08701

(732) 367-0129

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Laura K. Sirianni, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by Everest REIT Investors I, LLC (the “Offeror”) to purchase up to 1,300,000 shares of the outstanding common stock, par value $0.001 per share (the “Shares” or “Common Stock”), of Behringer Harvard Opportunity REIT II, Inc., a Maryland corporation (the “Company”), at a purchase price of $5.25, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 22, 2017 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on May 22, 2017, as amended from time to time (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

ITEM 1.                                                SUBJECT COMPANY INFORMATION.

The name of the subject company is Behringer Harvard Opportunity REIT II, Inc. and the address and telephone number of its principal executive offices are 1985 Cedar Bridge Avenue, Suite 1, Lakewood, New Jersey 08701 and (732) 367-0129, respectively.

The title of the class of equity securities to which the Tender Offer relates is the Common Stock of the Company, $0.001 par value per Share. As of the close of business on June 1, 2017, there were 24,996,585 Shares issued and outstanding.

ITEM 2.                                                IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror to purchase up to 1,300,000 Shares, at a price of $5.25, in cash (without interest), per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase.

The Offeror has a history of making tender offers for shares of various direct participation programs such as the Company at prices below perceived value.  Historically, the number of shares acquired by the Offeror through those efforts has been de minimis.

Unless the Tender Offer is extended, it will expire at 5:00 p.m., Pacific Time, on Wednesday, July 19, 2017.

According to the Offeror’s Schedule TO, the Offeror’s business address is 199 S. Los Robles Ave., Suite 200, Pasadena, California 91101 and its telephone number is (626) 585-5920.

ITEM 3.                                                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Part I, Item 1A. Risk Factors — Risks Related to Conflicts of Interest,” “Part III, Item 11. Executive Compensation,” “Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Part III, Item 13. Certain Relationships and Related Party Transactions” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 16, 2017 (the “2016 Form 10-K”), all of which information is incorporated herein by reference. The 2016 Form 10-K is available for free on the SEC’s website at www.sec.gov.

ITEM 4.                                                THE SOLICITATION OR RECOMMENDATION.

(a)                                 Solicitation Recommendation.

The Board of Directors has thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as described in the Schedule TO. In its review and analysis, the Board of Directors consulted with representatives of the Company’s external advisors, LSG-BH II Advisor LLC and LSG Development Advisor LLC (collectively, the “Advisor”), and received advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO. Further, the Board of Directors considered the Company’s most recent estimated value per Share (the “EVPS”) of $7.80 as of October 31, 2016, which EVPS was approved by the Board of Directors on November 18, 2016, as well as the terms and conditions of the share redemption program that permits stockholders to sell their Shares back to the Company. For more information on the Company’s most recent EVPS and share redemption program, see “- (c) Reasons for the Recommendation — the Key Reasons for the Recommendation.” Based on this analysis and these consultations, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interest of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of or ability to provide liquidity to the Stockholders, including the ability under the share redemption program for the Company to redeem Shares.

(b)                                 Background.

On May 22, 2017, the Offeror filed the Schedule TO with the SEC, commencing the Tender Offer.

On May 26, 2017, the Board of Directors received and reviewed a memorandum from the Company’s outside legal advisors relating to the Schedule TO summarizing (i) certain details and terms of the Tender Offer, (ii) the Board of Directors’ responsibilities and obligations in connection with the Tender Offer and (iii) certain steps the Board of Directors would be required to take in response to the Tender Offer.

Based on the Board of Directors’ (i) review, analysis and discussion with representatives of the Company’s management of the terms and conditions of the Tender Offer as described in the Schedule TO, (ii) own extensive knowledge of the Company’s business, historical financial performance and condition, portfolio of assets and future prospects, (iii) November 18, 2016 approval of the EVPS of $7.80, (iv) review of the terms and conditions of the Company’s share redemption program and (v) consultation with the representatives of the Advisor and advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO, the Board of Directors unanimously determined that the Tender Offer was not in the best interest of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offeror for purchase pursuant to the Tender Offer.

(c)                                  Reasons for the Recommendation.

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as described in the Schedule TO, (ii) consulted with representatives of the Advisor and received advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO, (iii) reviewed the EVPS of $7.80 and its determination thereof, (iv) considered the terms and conditions of the Company’s share redemption program, and (v) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, historical financial performance and condition, portfolio of assets and future prospects in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Role of the Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor and its affiliates for the day-to-day operation of the Company’s business.  Due to its familiarity with the Company’s portfolio of properties and operations, the Advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s business, historical financial performance and condition, portfolio of assets and future prospects.

The Key Reasons for the Recommendation. The reasons the Board of Directors believes that the Tender Offer is not in the best interest of the Company or its Stockholders include the following:

•                  The Board of Directors and the Advisor believe that the Offer Price is significantly less than the current value and potential long-term value of the Shares.

This belief is based on, among other things, the Company’s most recent EVPS of $7.80 as of October 31, 2016, which EVPS was approved by the Board of Directors on November 18, 2016. In arriving at this EVPS, the Board of Directors reviewed and considered the valuation analyses prepared by the Company’s previous external advisor (the “Behringer Advisor”) and Capright Property Advisors, LLC (“Capright”), an independent, third-party valuation and advisory firm. The Behringer Advisor presented a report to the Board of Directors with the EVPS. Capright provided the Board of Directors an opinion that the resulting “as-is” market value for the Company’s properties, as calculated by the Behringer Advisor, and the other assets and liabilities as valued by the Behringer Advisor, along with the corresponding net asset value valuation methodologies and assumptions used by the Behringer Advisor to arrive at the recommended EVPS of $7.80 per share as of October 31, 2016 were appropriate and reasonable.

The EVPS of $7.80, as described in the 2016 Form 10-K (the “2016 Valuation”), is $2.55 per share (49%) higher than the Offer Price. Neither the Behringer Advisor nor the Advisor has updated this estimate and does not intend to do so until the fourth quarter of 2017. However, the Advisor does not believe there are any material changes in market conditions, property conditions, or property operations that would negatively impact the overall valuation of the real estate assets valued as of October 31, 2016. Thus, based on discussions with management and representatives of the Advisor and the Advisor’s knowledge and familiarity with the Company’s portfolio of properties, the Board of Directors believes that the EVPS of $7.80 has not been materially negatively impacted since November 18, 2016.

The Board of Directors notes that, because the Shares are not listed on any exchange, there is a limited market for the common stock and the value of the Shares will fluctuate over time in response to a number of factors that may be difficult to predict and may be outside of the Company’s control, including developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. As with any valuation methodology, the methodology the Board of Directors used to establish the EVPS of $7.80 was based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Different parties using different assumptions and estimates could derive a different EVPS, which could be significantly different from the EVPS of $7.80 approved by the Board of Directors. The EVPS of $7.80 was calculated as of a particular point in time.

For important information regarding the methodologies, assumptions and limitations of the EVPS of $7.80, see the 2016 Form 10-K. The Board of Directors notes the EVPS of $7.80 is subject to the methodologies, assumptions and limitations described in the 2016 Form 10-K.

•                  The Offeror states in the Offer to Purchase, based on its review of The Direct Investments Spectrum, an independent secondary market reporting publication, that there were “25 trades of Shares on secondary markets during the twelve months ended March 31, 2017…at a weighted price of $4.47 per Share, and with a range of $4.21 to $4.83 per Share.” The Offeror acknowledges that the information published by The Direct Investments Spectrum is believed to be the product of its private market research and does not constitute the comprehensive transaction reporting of a securities exchange. In addition, the Offeror states that it does not know whether the foregoing information is accurate or complete and is unaware of any other more recent trading prices. As such, the Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.

•                  Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offeror to purchase Shares at a deeply discounted price that does not reflect the intrinsic value of the Shares and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Shares. In that regard, the Board of Directors notes that, in the Offeror’s own words: “The [Offeror] is making the [Tender] Offer for investment purposes and with a view to making a profit for itself. In establishing the purchase price of $5.25 per Share, the [Offeror] is motivated to establish a price which might be acceptable to some [Stockholders] and is consistent with the [Offeror’s] objectives.” The Offeror also states that “[a]s a result of the limited sale alternatives for [Stock]holders, the [Offeror] may not need to offer as high a price for the Shares as [it] would otherwise.”

•                  The Offeror states that it considered the EVPS of $7.80 among the factors it considered in determining the Offering Price as described in the Offer to Purchase. Another of the factors the Offeror used to determine the Offer Price was a “discount to potential liquidation value that is acceptable to Offeror given the illiquidity of the Shares.” However, the Offeror does not provide any analysis as to how it arrived at such discount. The Offeror does state that another factor it used to determine the Offer Price was its “desire to set an Offer Price that will be acceptable to some [Stockholders] and will also enable [the Offeror] to make a profit by holding on to the Shares until the [Company] is liquidated.” In other words, the Offeror created a “discount” calculated to arrive at an offer price the Offeror believed was just high enough to persuade a sufficient number of Stockholders to tender and sell their Shares to the Offeror. As previously stated, the Board of Directors believes that the Offer Price represents a significant “discount” to the Company’s EVPS of $7.80.

•                  The Offeror acknowledges that it “… did not obtain current independent valuations or appraisals of the [Company’s] assets” and that it “is not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the [Company].” The Offeror further states “No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Offeror] or any affiliate of the [Offeror] as to such fairness.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offeror’s valuation methods and the inadequacy of the Offer Price.

•                  Subject to conditions and limitations, the Company currently provides a liquidity option for stockholders under a share redemption program (the “SRP”) that permits stockholders to sell their Shares back to the Company. The price at which stockholders may have their Shares redeemed by the Company under the SRP varies depending on the type of redemption request submitted and the original purchase price of the Shares.  Assuming, however, that a stockholder purchased his or her Shares at $10 per Share and did not participate in the distribution reinvestment plan, an Ordinary Redemption (as defined in the SRP) would be processed at $5.20 per Share (or 1% less than the Offer Price) and an Exceptional Redemption (as defined in the SRP) would be processed at $5.85 (or 11% more than the Offer Price).  During the 12-month period preceding April 30, 2017, the date that the Company last redeemed Shares, the average price per Share at which the Company processed an Ordinary Redemption was $5.16  and the average price per Share at which the Company processed an Exceptional Redemption was $5.82.

•                  Cash for redemptions under the SRP is limited to no more than $10 million in any twelve-month period.  In addition, the Company may not redeem more than 5% of the weighted average number of Shares outstanding during the twelve-month period immediately prior to the date of redemption.  Based on the current redemption prices, the terms of the SRP provide sufficient cash to redeem all redemption requests submitted up to the 5% limitation.  During the previous twelve-month period, approximately 1.8% of the weighted average number of Shares outstanding was submitted for redemption and all redemption requests were honored by the Company.  The Advisor is not aware of any factors that would cause an increase in the requests for redemptions under the SRP, and although no assurances can be provided, the Advisor anticipates that the Company will continue to be able to honor all redemption requests submitted.

•                  The Tender Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that is or will be materially adverse to the Company or that will have a material adverse effect on the value of the Shares. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offeror implies, or with the same terms and conditions, including without limitation, the Offer Price.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interest of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that, because there is no trading market for the Shares, an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of or ability to provide liquidity to the Stockholders, including the ability under the share redemption program for the Company to redeem Shares.

(d)                                 Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.

ITEM 5.                                                PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

ITEM 6.                                                INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On April 30, 2017, pursuant to the share redemption program, the Company redeemed approximately 90,193 Shares eligible for redemption at an average purchase price of $5.16 per Share, for an aggregate price of approximately $0.5 million.

During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.                                                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.                                                ADDITIONAL INFORMATION.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 other than historical facts may constitute “forward-looking statements.” These forward-looking statements are not historical facts but are the intent, belief or current expectations of the Company’s management or representatives of the Advisor based on their knowledge and understanding of the Company’s business and industry, the economy and other future conditions. Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. These statements are not guarantees of future performance and the Company cautions the Stockholders not to place undue reliance on forward-looking statements, which reflect the Company’s management’s and/or the Advisor’s view only as of the date of this Schedule 14D-9. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions the occurrence of unanticipated events or changes to future operating results, except as required by applicable law. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under “Risk Factors” in the 2016 Form 10-K and the following factors: market and economic challenges experienced by the U.S. and global economies or real estate industry as a whole and the local economic conditions in the markets in which the Company’s investments are located; the availability of cash flow from operating activities for distributions, if any; conflicts of interest arising out of the Company’s relationships with the Advisor and its affiliates; the Company’s ability to retain its executive officers and other key personnel of the Advisor, the Company’s property manager and their affiliates; the Company’s level of debt and the terms and limitations imposed on the Company by its debt agreements; the availability of credit generally, and any failure to obtain debt financing at favorable terms or a failure to satisfy the conditions and requirements of that debt; our ability to make accretive investments in a diversified portfolio of assets; future changes in market factors that could affect the ultimate performance of the Company’s development or redevelopment projects, including but not limited to construction costs, plan or design changes, schedule delays, availability of construction financing, performance of developers, contractors and consultants, and growth in rental rates and operating costs; the Company’s ability to secure leases at favorable rental rates; the Company’s ability to sell its assets at a price and on a timeline consistent with its investment objectives; impairment charges; unfavorable changes in laws or regulations impacting the Company’s business, its assets or its key relationships; and factors that could affect the Company’s ability to qualify as a real estate investment trust.

ITEM 9.                                                EXHIBITS.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

By:	/s/ Terri Warren Reynolds
	Name:	Terri Warren Reynolds
	Title:	Senior Vice President—Legal, General Counsel and Secretary

Dated: June 5, 2017

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Text of Letter to the Company’s Stockholders, dated June 5, 2017*

(a)(2)	Text of Letter/Email to Financial Advisors

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 16, 2017**

(g)	Not applicable

*                                         Included in copy mailed to Stockholders.

**                                  Incorporated herein by reference.